

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Grayson Pranin
Chief Executive Officer and Chief Operating Officer
SandRidge Energy, Inc.
1 E. Sheridan Ave, Suite 500
Oklahoma City, Oklahoma 73104

> **Re: SandRidge Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 4, 2022**
> **File No. 333-266522**

Dear Mr. Pranin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Blankenship